

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Brian Wong, M.D., Ph.D.
President and Chief Executive Officer
RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, California, 94080

> **Re: RAPT Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 24, 2022**
> **File No. 333-265812**

Dear Dr. Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney M.W. Tygesson, Esq.